FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                        08 November 2002


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding the company's obligation to file a Holding(s) in Company sent to the London Stock Exchange on 8 November, 2002




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
mmO2 plc

2. Name of shareholder having a major interest
The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Capital International Limited:



Registered Name                  Number of Shares

State Street Nominees Limited     3,504,250

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF


Bank of New York Nominees         77,237,959

Bank of New York

3 Birchin Lane

London

EC3V 9BY


Chase Nominees Ltd                54,412,400

Woolgate House

Coleman Street

London EC2P 2HD


Midland Bank plc                  1,987,200

5 Lawrence Hill

Poutney Hill

London EC4R OE


Bankers Trust                    36,866,342

59 1/2 Southmark Street

2nd Floor

London SE1 OHH


Barclays Bank                     1,140,700

Barclays Global Securities Services

8 Angel Court

London EC2R 7HT


Citibank London                   800,000

11 Old Jewry

London EC2R 8D8


Morgan Guaranty                 5,515,200

83 Pall Mall

London SW1Y 5ES


Nortrust Nominees               33,802,728

155 Bishopsgate

London EC2M 3XS


State Street Bank & Trust Co     3,733,000


Deutsche Bank AG                11,597,230

23 Great Winchester Street

London EC2P 2AX


HSBC Bank plc                   13,973,293

Securities Services

Mariner House

Pepys Street

London EC3N 4DA


Mellon Bank NA                  4,385,032

London Branch

London


Northern Trust AVFC             1,833,200

South Africa


KAS UK                            350,400

Kass Associate

PO Box 178

1000 AD Amsterdam


Mellon Nominees (UK) Ltd        1,000,000

150 Buchanan Street

Glasgow G1 2DY


Bank One London                  2,797,800


Clydesdale Bank plc                262,000


Northern Trust                   3,113,143

C/o NorTrust Nominees Limited

155 Bishopsgate

London EC2M 3XS


Capital International S.A.:


Bank of New York Nominees           660,900

Bank of New York

3 Birchin Lane

London EC3V 9BY


Chase Nominees Limited            4,969,000

Woolgate House

Coleman Street

London EC2P 2HD


Midland Bank plc                   140,400

5 Laurence

Poutney Hill

EC4R OE


Royal Bank of Scotland            3,433,300

Regents House

42 Islington High Street

London N1 8XL


Lloyds Bank                        461,000

Central Settlement Section

Branches Stock Office

34 Threadneedle Street

London


Vidacos Nominees Ltd             1,002,000

Citibank NA

Lewisham House

25 Molesworth Street

London SE13 7EX


Deutsche Bank AG                   417,600

23 Great Winchester Street

London

EC2P 2AX


Capital International, Inc.:

State Street Nominees Limited     12,478,500

Canary Wharf

27th floor, 1 Canada Square

London E14 5AF

Bank of New York Nominees          2,663,665


Bank of New York

3 Birchin Lane

London EC3V 9BY


Chase Nominees Limited           18,088,324

Woolgate House

Coleman Street

London EC2P 2HD


Nortrust Nominees                 1,927,700

155 Bishopsgate

London EC2M 9XS


State Street Bank & Trust Co.       519,694

Citibank                            213,200

Citibank NA                       1,523,700

Toronto


Chase Manhattan Nominee Ltd         113,900

Australia


HSBC Bank plc                       391,100

Securities Services

Mariner House

Pepys Street

London EC3N 4DA


Deutsche Bank AG                    35,500

23 Great Winchester Street

London EC2P 2AX


Midland Bank plc                    32,800

5 Laurence

Poutney Hill

London EC4R 0E


Capital Research and Management Company:

State Street Nominees Limited     20,674,000

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF


Chase Nominees Limited           355,500,000

Woolgate House

Coleman Street

London

EC2P 2HD


Capital Guardian Trust Company

State Street Nominees Limited       2,272,700

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF


Chase Nominees Limited             14,503,200

Woolgate House

Coleman Street

London EC2P 2HD


Midland Bank plc                    2,939,000

5 Laurence

Poutney Hill

London EC4R 0E


Nortrust Nominees                   5,269,900

155 Bishopsgate

London EC2M 3XS


Mellon Nominees (UK) Limited          220,300

150 Buchanan Street

Glasgow G1 2DY


ROY Nominees Limited                   16,800

71N Queen Victoria Street

London EC4V 4DE


Citibank NA                            17,100

Toronto


State Street Bank & Trust Co           39,700


MSS Nominees Limited                   34,200

Midland Bank plc

Mariner House

Pepys Street

London EC3N 4DA


Royal Bank of Scotland                 10,400

Regents House

42 Islington High Street

London N1 8XL


Citibank London                       349,200

11 Old Jewry

London EC2R 8DS


Bankers Trust                       1,060,800

59 1/2 Southmark Street

2nd Floor

London SE1 0HH


BT Globenet Nominees Limited          224,900

1 Appold Street

Broadgate

London EC2A 2HE


Bank of New York Nominees             441,900

Bank of New York

3 Birchin Lane

London EC3V 9BY


Barclays Bank                         206,400

Barclays Global Securities Services

8 Angle Court

London EC2R 7HT





5. Number of shares / amount of stock acquired
71,432,139

6. Percentage of issued class
0.82%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary shares of 0.1p each

10. Date of transaction
6 November 2002 - Date of Section 198 Notification

11. Date company informed
8 November 2002

12. Total holding following this notification
711,164,660

13. Total percentage holding of issued class following this notification
8.2%

14. Any additional information
Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries
Deborah Russell, 01753 628096

16. Name and signature of authorised company official responsible for making this notification
Deborah Russell

Date of notification
8 November 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 8 November, 2002                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary